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[CERAGON NETWORKS GRAPHIC]


FOR IMMEDIATE RELEASE

        CERAGON NETWORKS ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER
                      AND APPOINTMENT OF NEW BOARD MEMBER

         TEL AVIV, ISRAEL, JULY 12, 2001- Ceragon Networks Ltd. (NASDAQ: CRNT, www.ceragon.com), a global provider of high-capacity broadband wireless systems for communications service providers and mobile operators, today reported that it has accepted the resignation of Shimon Gal, chief financial officer. In addition, the company reported the appointment of Joseph Atsmon as an independent director to Ceragon's board of directors.

         Joseph Atsmon formerly served as CEO of Teledata Communications Ltd., a public company acquired by ADC Telecommunications, Inc. (NASDAQ: ADCT), a leading global supplier of fiber optics, network equipment, software and integration services for broadband multi-service networks. He also currently serves as chairman of the board for two Israeli private high-tech companies.

         "It's with regret that I accept Shimon's resignation," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "I would like to thank Shimon for his important contribution to Ceragon throughout our critical growth phase and initial public offering. We wish him success in his future endeavors."

         Katz continued, "At the same time, I welcome Joseph Atsmon to our board of directors. His vast experience and expertise in the telecommunications market, and broadband wireless market in particular, will make him an exceedingly valuable addition to our board."

         Gal's resignation is effective immediately. Shraga Katz is filling the interim role of chief financial officer.

ABOUT CERAGON NETWORKS LTD.
Ceragon Networks Ltd. (NASDAQ: CRNT) is a pacesetter in broadband wireless networking systems, enabling quick and cost-effective high-capacity connectivity. Ceragon's products are uniquely designed for communications service providers and mobile operators to enable them to

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CERAGON ANNOUNCES CFO RESIGNATION AND NEW BOARD MEMBER-2

generate immediate revenue. The company's commercially proven intelligent broadband network solutions support multiple applications for the high-capacity metropolitan access, cellular backhaul and private networks markets. Ceragon's FibeAir product family operates across multiple frequencies from 13 to 38 GHz while complying with North American and international standards. As a global provider, Ceragon delivers IP, SONET/SDH and ATM broadband networking equipment that is installed with over 50 customers in more than 25 countries. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in high-frequency bands and the first to commercially deploy a wireless 311 Mbps system. More information is available at www.ceragon.com.

Ceragon Networks(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.


This press release may contain statements concerning Ceragon's future prospects that are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include:
Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon's products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.



CONTACT:          Linda Pitt                               Laura Yatim (Media)
                  GAJ Services Inc.                        Ceragon Networks Ltd.
                  859-291-1005                             972-3-765-7560
                  lpitt@gajservices.com                    laura@ceragon.com

                  Daphna Golden (Investors)
                  Ceragon Networks Ltd.
                  972-3-645-5513
                  ir@ceragon.com


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